

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

Via U.S. Mail and Facsimile

John C. Roman
President and Chief Executive Officer
Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, CT 06770

   Re: Naugatuck Valley Financial Corporation
     Amendment No. 1 to Registration Statement on Form S-1
     Filed September 20, 2010
     File No. 333-167482

Dear Mr. Roman:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed September 20, 2010

Proxy Statement/Prospectus

Cover Page

1. Please refer to comment 23 in our letter dated July 8, 2010. Please revise to disclose the maximum number of shares of Naugatuck Valley Financial

common stock that will be offered to Southern Connecticut Bancorp
shareholders in the merger.

General

2. We note your response to comment 36 in our letter dated July 8, 2010. Please
    confirm our understanding that Stifel, Nicolaus & Company, Inc. will not
    receive compensation contingent upon the successful completion of the
    merger for its services in rendering its fairness opinion with respect to the
    original merger consideration.

3. Please refer to comments 31 and 35 in our letter dated July 8, 2010. We note
    the added disclosure on pages 45 and 52 of the proxy statement/prospectus.
    Please confirm that all financial projections provided to Ostrowski &
    Company and Northeast Capital have been disclosed in the prospectus.

Background of the Merger, page 33

4. We note the reduction in merger consideration offered to Southern
    Connecticut Bancorp shareholders. Please revise to disclose whether any
    expressions of interest were initially submitted by parties other than
    Naugatuck Valley Financial in which the consideration offered exceeded
    $6.75 per share. Also, disclose whether the Southern Connecticut Bancorp
    board of directors considered alternatives, such as resoliciting expressions of
    interest from third parties, at any time after it appeared that the merger
    consideration would be reduced. If not, please explain why the board of
    directors did not pursue other alternatives.

Exhibit 23.7

5. We note Northeast's statement that the opinion "was provided solely for the
    information and assistance of the Board of Directors of the Company in
    connection with their consideration and evaluation of the transaction
    contemplated therein and is not to be relied upon by the stockholders of the
    Company." Please tell us the basis upon which Northeast is relying in
    concluding that shareholders cannot rely upon the opinion to support any
    claims against the advisor arising under applicable state law. Describe any
    applicable state-law authority regarding the availability of such a potential
    defense. In the absence of applicable state-law authority, please arrange for

Northeast to revise its consent to state that the availability of such a defense will be resolved by a court of competent jurisdiction. Also arrange for Northeast to revise the consent to state that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Please have the advisor further revise to state that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Paul M. Aguggia, Esquire
        Victor L. Cangelosi, Esquire
        Sean P. Kehoe, Esquire
          Kilpatrick Stockton LLP